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                              April 4, 2024

       Raju Vegesna
       Chief Executive Officer
       Sify Technologies Limited
       TIDEL Park, 2nd Floor
       4, Rajiv Gandhi Salai
       Taramani, Chennai 600 113 India

                                                        Re: Sify Technologies
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed March 21,
2024
                                                            File No. 333-278152

       Dear Raju Vegesna:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed March 21, 2024

       Cover Page

   1. We note your cover page disclosure that entities affiliated with your CEO, Chairman and
                                                        Managing Director, Mr.
Raju Vegesna, beneficially own approximately 84.11% of your
                                                        outstanding equity
shares. Please revise to disclose, on the cover page and in the prospectus summary,
whether you will be a    controlled company    as defined under the
                                                        relevant Nasdaq listing
rules and, if so, whether you intend to rely on "controlled
                                                        company" exemptions. To
the extent you will be considered a "controlled company",
                                                        please include risk
factor disclosure that discusses the effect, risks and uncertainties of being designated a
controlled company, including but not limited to, the result that you may elect not to comply
with certain corporate governance requirements.
 Raju Vegesna
FirstName   LastNameRaju
Sify Technologies  LimitedVegesna
Comapany
April       NameSify Technologies Limited
       4, 2024
April 24, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mariam Mansaray at 202-551-6356 or Mitchell Austin at 202-551-3574
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Greg Harrington